

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2010

Victor J. Coleman
Chief Executive Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Suite 1600
Los Angeles, California 90025

> Re: **Hudson Pacific Properties, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed June 17, 2010**
> **File No. 333-164916**

Dear Mr. Coleman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Properties, page 7

1.   We note your response to comment 3 of our letter dated June 16, 2010. Please revise your disclosure preceding the tables on pages 7 and 97 to include a sentence clarifying that the data presented in the table is based on the leases in place as of March 31, 2010 and does not reflect historical rental amounts except with respect to the media and entertainment properties. With respect to the media and entertainment properties, please clarify, if true, that the annual rent for these properties reflects actual rent for the 12 months ended March 31, 2010 because these properties are not subject to long-term leases and that all leases for these properties expire in 2010 or 2011. In addition, please revise the heading of the last column to state, as it had previously, "Annualized Net Effective Rent Per Leased Square Foot" or otherwise explain how your change clarifies the calculation.

2.   We note footnotes (3) and (5) on pages 8 and 98. Please revise the data in the tables on pages 7 and 97 to reflect scheduled lease expirations and present such data without converting to gross by adding expense reimbursements to base rent or otherwise grossing-up leases. Please revise to make similar disclosures throughout your prospectus, including footnote (8) on page 8 and the Business and Properties section beginning on page 92. To the extent you continue to refer to "non-gross leases," please briefly explain what you mean by the term.

3.   We note footnote (8) on pages 8 and 98. Please revise the table within this footnote to reflect to actual annualized rent under the uncommenced leases net of abatements and, as appropriate, reflect the annualized rent without accounting for such abatements in a footnote to such table.

Description of Our Media and Entertainment Properties, page 115

4.   Refer to footnotes (2) and (3) to the tables on pages 116 and 119 that reflect percentage leased, annual rent per square foot and annual net effective rent per lease square foot. The footnotes indicate that the information presented in the percent leased and annual rent per leased square foot columns is as of a three or 12-month period. However, the information presented on pages 116 and 119 as of the three-month period ended March 31, 2010 appears to correspond to the information presented as of the 12-month period ended March 31, 2010 on pages 7 and 97. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪ the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Julian T.H. Kleindorfer, Esq.
   Bradley A. Helms, Esq.
   Latham & Watkins, LLP
   Via facsimile (213) 891-8763